Craig D. Miller Manatt, Phelps & Phillips, LLP Direct Dial: (415) 291-7415 cmiller@manatt.com

Client-Matter: 42555-043

July 22, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE

Washington, D.C. 20549

Re:	Avidbank Holdings, Inc.
Registration Statement on Form S-1 Submitted July 18, 2025
CIK No. 0001443575

Ladies and Gentlemen:

On behalf of our client, Avidbank Holdings, Inc. (the “Company”), we hereby respectfully provide responses to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) issued in a letter dated July 17, 2025 (the “Staff’s Letter”) relating to the Company’s Amendment No. 2 to Draft Registration Statement on Form S-1 as submitted with the Commission on July 9, 2025 (the “DRS Amendment No. 2”) and to our oral discussion with the Staff on July 18, 2025 (the “Oral Comments,” and together with the Staff’s Letter, the “Comments”) relating to the DRS Amendment No.2 and the Company’s Registration Statement on Form S-1 (File No. 333-288743) as submitted with the Commission on July 18, 2025 (the “S-1”).

In order to facilitate your review, we have responded, on behalf of the Company, to each of the Comments set forth in the Staff’s Letter and pursuant to our July 18th meeting, below. The Comments are set forth below in bold font and our response follows each respective Comment. For each Comment, we have attached the corresponding redlines of the S-1 against the draft Amendment No.1 to Registration Statement on Form S-1 (the “S-1/A”) that the Company intends to file after the Commission’s review of the proposed edits herein and as part of the next amendment to the Form S-1.

Amendment No. 2 to the Draft Registration Statement on Form S-1 filed on July 9, 2025

Summary, page 1

1.	“We note your response to prior comment 1 on pages 12-13 and 105-107 and your statement that loans are categorized to banking divisions based on product type and source of repayment, and that the nature and stage of the borrower’s business are not material to this classification. However, your response does not clearly explain how the company determines the appropriate category for borrowers that exhibit characteristics common to more than one division. For example, with a view to revised disclosure, advise us whether a VC-funded technology or other company could also fit in the Specialty Finance division if it receives accounts receivable lending or if a VC-funded company might also meet the criteria for Corporate Banking if characteristics of the product type or source of repayment overlap with that division. Also with a view to disclosure, advise us to what extent subjectivity is involved in making these determinations and, if so, what criteria are used.”

Response: In response to the Staff’s Comment, the S-1/A on pages 12-13 and on pages 105-107, as attached hereto as Redline 1, will be revised to clarify how the Company generally determines appropriate categories for borrowers’ based on characteristics at loan origination, including product type and source of repayment. Once the loan is originated, the Company, occasionally, may re-categorize the loan into a different division in order to manage risk, but these changes are not material to the Company’s business.

Attention: U.S. Securities and Exchange Commission

Re: Avidbank Holdings, Inc.; Amendment No. 1 to Registration Statement on Form S-1

July 22, 2025

2.	Additional Revisions

In response to our discussions with the Staff, we intend to further revise our disclosures on the following pages of the S-1/A, as attached hereto as Redline 2, to (i) refine the risks associated with our venture lending portfolio on pages 22 and 25; (ii) provide enhanced disclosure around how we manage risk and the role of our various risk management committees on pages 14, 90-92 and 107, and (iii) amplify language around our deposit funding and characteristics on pages 32 and 92.

Should you have any questions regarding the foregoing responses or additional comments regarding our proposed edits to the S-1/A in connection with the Commission’s Comments, please do not hesitate to contact Craig Miller at 415.291.7415 or Veronica Lah at 310.312.4130.

Sincerely yours,

/s/ Craig D. Miller
Craig D. Miller

cc:	Avidbank Holdings, Inc.

Manatt, Phelps & Phillips, LLP One Embarcadero Center, 30th Floor, San Francisco, California 94111

Tel: 415.291.7400 Fax: 415.291.7474

Albany | Boston | Chicago | Los Angeles | New York | Orange County | Sacramento | San Francisco | Silicon Valley | Washington, D.C.